08002038

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Ship Lease Trust

*CURRENT ADDRESS 9 Temasek Boulevard #19-03
Suntec Tower Two
Singapore 038989

PROCESSED
APR 2 3 2008
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35177 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

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2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: [signature]
DAT : 4/21/07

082-35177

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
A4	16 January 2008	Unaudited financial statements and distribution announcement for the period from 19 March 2007 to 31 December 2007

12-31-07
AR/S

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4Q FY07 * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Wong Wai Yee
Designation *	Investor & Publice Relations Manager
Date & Time of Broadcast	16-Jan-2008 17:30:22
Announcement No.	00061

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	31-12-2007

Attachments:

FSL_Financial_Statement_Announcement_4Q-FY07.pdf
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FSL TRUST

RECEIVED
2008 APR 21 A 7:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FIRST SHIP LEASE TRUST
UNAUDITED FINANCIAL STATEMENTS AND DISTRIBUTION ANNOUNCEMENT
FOR THE PERIOD FROM 19 MARCH 2007 TO 31 DECEMBER 2007

TABLE OF CONTENTS

Summary of First Ship Lease Trust ("FSL Trust") Consolidated Results

	FY 2007 (Note (a))	1 Oct 2007 to 31 Dec 2007		
	Actual	Actual	Projection	% Change
Revenue (US$'000)	40,715	15,224	11,585	31.4
Net profit after tax (US$'000)	6,303	1,882	2,196	(14.3)
Net Distributable Amount (US$'000)	34,750	12,100	10,666	13.4
Amount to be distributed (US$'000)	34,750	12,100	10,650	13.6
Distribution Per Unit ("DPU") (US Cents) - Note (b)				
For the period	6.95¢	2.42¢	2.13¢	13.6
Annualised	9.06¢	9.68¢	8.52¢	13.6

Note:

(a) FSL Trust was constituted on 19 March 2007. The initial vessel portfolio and its respective leases were acquired on 27 March 2007, which was the listing date. There were no operating activities for the period prior to 27 March 2007.

(b) FSL Trust's distribution policy for the period from listing date to 31 December 2007 is to apply 100% of the Net Distributable Amount to unitholders.

INTRODUCTION

First Ship Lease Trust ("FSL Trust") is a provider of leasing services on a bareboat charter basis to the international shipping industry. It has a modern, high quality and diverse portfolio of 18 vessels consisting of four containerships, nine product tankers, three chemical tankers and two dry bulk carriers as at 31 December 2007. These vessels have an average age of approximately four years, and an average remaining lease period of approximately eight years (excluding extension periods and early buy-out options).

FSL Trust was constituted under a Trust Deed dated 19 March 2007 entered with FSL Trust Management Pte. Ltd. as its trustee-manager. FSL Trust seeks to become the leading provider of leasing services on a bareboat charter basis to the international shipping industry. To achieve this, FSL Trust Management Pte. Ltd. will focus on rapidly growing the vessel portfolio of FSL Trust through accretive acquisitions with long-term bareboat charters. FSL Trust was listed on 27 March 2007 on the Singapore Exchange Securities Trading Limited ("SGX-ST") with an initial portfolio of 13 vessels.

On 7 November 2007, FSL Trust acquired two product tankers from two affiliates of privately held Groda Shipping & Transportation Ltd. under a sale-leaseback arrangement, bringing FSL Trust's portfolio to a total of 18 vessels. This acquisition was immediately accretive to FSL Trust's distribution per unit (See paragraph 9(b) - Review of performance for the quarter ended 31 December 2007).

1(a)(i) Consolidated Income Statements

	Note	Group Actual 1 Oct 2007 to 31 Dec 2007 Note (a)	Group Actual 19 Mar 2007 to 31 Dec 2007 Note (a)
		US$'000	US$'000
Revenue		15,224	40,715
Depreciation		(10,360)	(28,573)
Management fees		(609)	(1,629)
Trustee fees		(28)	(77)
Other trust expenses		(443)	(1,046)
Finance income		182	449
Finance expense		(2,048)	(3,448)
Net profit before tax		1,918	6,391
Income tax expense	(b)	(36)	(88)
Net profit after tax		1,882	6,303

Notes:

(a) No comparative consolidated income statements have been presented as FSL Trust was constituted on 19 March 2007. The initial vessel portfolio and its respective leases were acquired on 27 March 2007, which was the listing date. There were no operating activities for the period prior to 27 March 2007.

(b) This relates to tax payable on the taxable interest income on bank deposits.

1(a)(ii) Distribution Statements

	Group Actual 1 Oct 2007 to 31 Dec 2007	Group Actual 19 Mar 2007 to 31 Dec 2007
	US$'000	US$'000
Net profit after tax	1,882	6,303
Add: Non-cash items ((Note (a))	10,218	28,447
Amount available for distribution	12,100	34,750
Comprising: (i) Tax-exempt distribution	11,951	34,383
(ii) Tax-exempt (one-tier) distribution	149	367
Amount available for distribution	12,100	34,750

Amount to be distributed (US$'000)	12,100	34,750
Units at the end of the quarter/period	500,000,000	500,000,000
Distribution per unit for the quarter/period (US Cents)	2.42	6.95

Note:

(a) Non-cash items include depreciation expenses and amortization of debt upfront fees and initial direct costs. Initial direct costs are transaction expenses incurred in the origination of new leases. These costs are capitalized and amortized into earnings in proportion to the recognition of lease income.

1(b)(i) Balance Sheets as at 31 December 2007

	Actual 31 Dec 2007 Note (a)	
	Group	Trust
	US$'000	US$'000
ASSETS		
Non-current assets		
Vessels	609,806	-
Subsidiaries	-	592,503
	609,806	592,503
Current assets		
Prepayments and other receivables	945	857
Cash and cash equivalents	18,483	15,744
	19,428	16,601
Total assets	629,234	609,104
LIABILITIES		
Non-current liability		
Secured bank loan	158,091	158,091
Current liabilities		
Trade and other payables	782	644
Charter income received in advance	2,731	-
Derivative liabilities	8,136	8,136
Current tax payable	84	80
	11,733	8,860
Total liabilities	169,824	166,951
Net assets	459,410	442,153
UNITHOLDERS' FUNDS		
Units in issue	490,000	490,000
Unit issue costs	(13,225)	(13,225)
Other reserves	(17,365)	(34,622)
Total unitholders' funds	459,410	442,153

Note:

(a) No comparative consolidated balance sheets have been presented as FSL Trust was constituted on 19 March 2007. The initial vessel portfolio and its respective leases were acquired on 27 March 2007, which was the listing date. There were no operating activities for the period prior to 27 March 2007.

1(b)(ii) Aggregate Amount of Group's Borrowings and Debt Securities

	Note	Actual 31 Dec 2007 US$'000
Secured bank loans	(a)	
Amount repayable within one year		-
Amount repayable after one year		159,580
Less: Unamortized debt upfront fees		(1,489)
		158,091

Note:

(a) The Trustee-Manager has, on behalf of FSL Trust, entered into a US$250 million secured revolving loan facility on 15 February 2007. This facility is primarily secured by:
- (i) a first priority mortgage over the vessels in the portfolio;
- (ii) a first priority assignment of the lease agreement and earnings; and
- (iii) a first priority assignment of insurances

As at 31 December 2007, a total of US$159.58 million was drawn from this US$250 million credit facility in two tranches:-
- (i) US$45.45 million to finance the acquisition of three product tankers from James Fisher Everard Limited and the acquisition fee payable to the Trustee-Manager in June 2007; and
- (ii) US$114.13 million to finance the acquisition of two product tankers from Groda Shipping & Transportation Ltd. and the acquisition fee payable to the Trustee-Manager in November 2007.

These loans bear interest at 1% above the floating US$ 3-month Libor. At the time of the respective drawdowns, the Trustee-Manager, on behalf of FSL Trust, has entered into interest rate swaps to convert the floating interest rates into fixed rates for the remaining term of the facility. The all-in effective interest rate is 6.24% per annum and 5.77% per annum, respectively, for the above two loan tranches.

1(c) Consolidated Cash flow Statements

	Note	Group Actual 1 Oct 2007 to 31 Dec 2007 Note (a)	Group Actual 19 Mar 2007 to 31 Dec 2007 Note (a)
		US$'000	US$'000
Cash flows from operating activities:			
Profit before tax		1,918	6,391
Adjustments for:			
Vessel depreciation		10,360	28,573
Amortization of debt upfront fees and initial direct costs		107	245
Finance income		(182)	(449)
Interest expense		1,748	2,712
Operating profit before working capital changes		13,951	37,472
Increase/(Decrease) in prepayments and other receivables		4	(870)
Increase in trade and other payables		317	654
Increase in charter income received in advance		1,551	2,731
Cash flows from operations		15,823	39,987
Income tax paid		-	(4)
Net cash from operating activities		15,823	39,983
Cash flow from investing activities:			
Acquisition of vessels	(b)	(113,000)	(629,279)
Deferred initial direct costs		(1,454)	(2,054)
Interest received		133	374
Net cash used in investing activities		(114,321)	(630,959)
Cash flow from financing activities:			
Proceeds from issuance of units		-	490,000
Transaction costs on issuance of units		-	(13,225)
Distribution to unitholders		(11,150)	(22,650)
Drawdown of secured bank loan (net of transaction costs)		114,130	157,915
Interest paid		(1,649)	(2,581)
Net cash from financing activities		101,331	609,459
Net increase in cash and cash equivalents		2,833	18,483
Cash and cash equivalents at beginning of period		15,650	-
Cash and cash equivalents at end of period		18,483	18,483
Comprising:-			
Cash at Bank		3,443	3,443
Short-term deposits		15,040	15,040
		18,483	18,483

1(c) Consolidated Cash flow Statements (cont'd)

Notes:

(a) No comparative consolidated cash flow statements have been presented as FSL Trust was constituted on 19 March 2007. The initial vessel portfolio and its respective leases were acquired on 27 March 2007, which was the listing date. There were no operating activities for the period prior to 27 March 2007.

(b) On 27 March 2007 (listing date), FSL Trust acquired a portfolio of 13 vessel-owing special purpose companies for a total consideration of US$471.3 million. Subsequent to listing date, FSL Trust acquired three product tankers on 1 June 2007 from James Fisher Everard Limited for a total consideration of US$45.0 million and two product tankers on 7 November 2007 from Groda Shipping & Transportation Ltd. for a total consideration of US$113.0 million.

1(d)(i) Statements of Changes in Unitholders' Funds for the period from 19 March 2007 to 31 December 2007 (Note(a))

	Units in Issue	Unit Issue Costs	Hedging Reserve	Foreign Currency Translation Reserve	Accumulated Profit/ (Losses)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Group						
On date of constitution	-	-	-	-	-	-
Net effect of exchange differences	-	-	-	696	-	696
Net change in hedging reserve	-	-	278	-	-	278
Profit for the period	-	-	-	-	2,307	2,307
Units issued (Note (b))	490,000	-	-	-	-	490,000
Unit issue costs	-	(13,094)	-	-	-	(13,094)
Balance as at 30 June 2007	490,000	(13,094)	278	696	2,307	480,187
Net effect of exchange differences	-	-	-	984	-	984
Net change in hedging reserve	-	-	(3,433)	-	-	(3,433)
Profit for the quarter	-	-	-	-	2,114	2,114
Distribution to unitholders	-	-	-	-	(11,500)	(11,500)
Unit issue costs	-	(131)	-	-	-	(131)
Balance as at 30 September 2007	490,000	(13,225)	(3,155)	1,680	(7,079)	468,221
Net effect of exchange differences	-	-	-	5,438	-	5,438
Net change in hedging reserve	-	-	(4,981)	-	-	(4,981)
Profit for the quarter	-	-	-	-	1,882	1,882
Distribution to unitholders	-	-	-	-	(11,150)	(11,150)
Balance as at 31 December 2007	490,000	(13,225)	(8,136)	7,118	(16,347)	459,410
Trust						
On date of constitution	-	-	-	-	-	-
Net change in hedging reserve	-	-	278	-	-	278
Loss for the period	-	-	-	-	(607)	(607)
Units issued (Note (b))	490,000	-	-	-	-	490,000
Unit issue costs	-	(13,094)	-	-	-	(13,094)
Balance as at 30 June 2007	490,000	(13,094)	278	-	(607)	476,577
Net change in hedging reserve	-	-	(3,433)	-	-	(3,433)
Loss for the quarter	-	-	-	-	(1,007)	(1,007)
Distribution to unitholders	-	-	-	-	(11,500)	(11,500)
Unit issue costs	-	(131)	-	-	-	(131)
Balance as at 30 September 2007	490,000	(13,225)	(3,155)	-	(13,114)	460,506
Net change in hedging reserve	-	-	(4,981)	-	-	(4,981)
Loss for the quarter	-	-	-	-	(2,222)	(2,222)
Distribution to unitholders	-	-	-	-	(11,150)	(11,150)
Balance as at 31 December 2007	490,000	(13,225)	(8,136)	-	(26,486)	442,153

Notes:

(a) No comparative movements in unitholders' funds have been presented as FSL Trust was constituted on 19 March 2007. FSL Trust was listed on 27 March 2007.

(b) 500,000,000 units were issued on 27 March 2007 upon listing on SGX-ST.

1(d)(ii) Details of any changes in Units

	Actual 1 Oct 2007 to 31 Dec 2007 Units	Actual 19 Mar 2007 to 31 Dec 2007 Units
At the beginning of the period	500,000,000	-
Units issued during the period	-	500,000,000
At the end of the period	500,000,000	500,000,000

2. **Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice**

   The figures have not been audited or reviewed by our auditors.

3. **Where the figures have been audited, or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

   Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited financial statements have been applied**

   Not applicable.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

   Not applicable.

6. **Earnings per Unit ("EPU") and Distribution per Unit ("DPU") for the financial period**

	1 Oct 2007 to 31 Dec 2007		19 Mar 2007 to 31 Dec 2007	
	Actual	Projection	Actual	Projection
Weighted average number of units	500,000,000	500,000,000	500,000,000	500,000,000
Earnings per unit based on the weighted average number of units in issue (US Cents)	0.38	0.44	1.26	1.34
Number of units issued at end of period	500,000,000	500,000,000	500,000,000	500,000,000
Distribution per unit for the period (US Cents)	2.42	2.13	6.95	6.51

7. Net Asset Value ("NAV") per Unit based on units at the end of the quarter

	Note	Actual 31 Dec 2007 (Note (a))	
		Group	Trust
Net asset value per unit (US$)	(b)	0.92	0.88

Notes:

(a) No comparative NAV has been presented as FSL Trust was constituted on 19 March 2007. FSL Trust was listed on 27 March 2007.

(b) The number of units used in the computation of actual NAV is 500,000,000 units, which is the number of units in issue as at 31 December 2007.

8. Review of Performance

Please refer to paragraph 9 for a review of the actual performance against the projection as shown in the Prospectus.

9(a) Review of actual against Prorated Projection disclosed in the Prospectus for the period ended 31 December 2007

<u>Consolidated Income Statements</u>

	Group					
	1 Oct 2007 to 31 Dec 2007 (Note (a))		Increase/ (Decrease)	19 Mar 2007 to 31 Dec 2007 (Note (a))		Increase/ (Decrease)
	Actual	Projection		Actual	Projection	
	US$'000	US$'000	%	US$'000	US$'000	%
Revenue	15,224	11,585	31.4	40,715	35,378	15.1
Depreciation	(10,360)	(8,402)	23.3	(28,573)	(25,658)	11.4
Management fees	(609)	(463)	31.5	(1,629)	(1,414)	15.2
Trustee fees	(28)	(23)	21.7	(77)	(71)	8.5
Other trust expenses	(443)	(299)	48.2	(1,046)	(914)	14.4
Finance income	182	68	167.6	449	203	121.2
Finance expense	(2,048)	(256)	700.0	(3,448)	(781)	341.5
Net profit before tax	1,918	2,210	(13.2)	6,391	6,743	(5.2)
Income tax expense (Note (b))	(36)	(14)	157.1	(88)	(41)	114.6
Net profit after tax	1,882	2,196	(14.3)	6,303	6,702	(6.0)

Notes:

(a) No comparative consolidated income statements have been presented as FSL Trust was constituted on 19 March 2007. The initial vessel portfolio and its respective leases were acquired on 27 March 2007, which was the listing date. There were no operating activities for the period prior to 27 March 2007.

(b) This relates to tax payable on the taxable interest income on bank deposits.

9(a) Review of actual against Prorated Projection disclosed in the Prospectus for the period ended 31 December 2007 (cont'd)

Distribution Statements

	1 Oct 2007 to 31 Dec 2007		Increase/ (Decrease)	19 Mar 2007 to 31 Dec 2007		Increase/ (Decrease)
	Actual	Projection		Actual	Projection	
	US$'000	US$'000	%	US$'000	US$'000	%
Net profit after tax	1,882	2,196	(14.3)	6,303	6,702	(6.0)
Add: Non-cash items (Note (a))	10,218	8,470	20.6	28,447	25,866	10.0
Amount available for distribution	12,100	10,666	13.4	34,750	32,568	6.7
Comprising:						
(i) Tax exempt distribution	11,951	10,612	12.6	34,383	32,406	6.1
(ii) Tax exempt (one-tier) distribution	149	54	175.9	367	162	126.5
Amount available for distribution	12,100	10,666	13.4	34,750	32,568	6.7
Amount to be distributed	12,100	10,650	13.6	34,750	32,550	6.8
Distribution Per Unit ("DPU") (US Cents) For the Period	2.42¢	2.13¢	13.6	6.95¢	6.51¢	6.8

The quarter under review falls under the Subordination Period (27 March 2007 (listing date) to 30 June 2009). During this Subordination Period, the Sponsor[1] has agreed to subordinate its entitlement to the distribution in respect of 50% of its Units, and the Trustee-Manager has agreed to subordinate its management fees should the forecasted DPU be not achieved in any quarter.

The DPU payable for the quarter ended 31 December 2007 is US2.42¢. This exceeds the forecasted quarterly DPU of US2.13¢, hence, the Sponsor and the Trustee-Manager do not have to surrender any of their distributions and management fees, respectively.

The DPU achieved for this quarter is 13.6% higher than the forecasted DPU. The Trustee-Manager will not be entitled to any incentive fees as such fees are only payable if the actual Net Distributable Amount per unit exceeds US2.45¢ (15% above the forecasted DPU of US2.13¢).

Note:

(a) Includes non-cash items like depreciation and amortization of debt upfront fees and initial direct costs.

[1] The Sponsor is First Ship Lease Pte. Ltd.. As at 31 December 2007, the Sponsor owns 30.1% of the units in FSL Trust.

9(b) Review of performance for the quarter ended 31 December 2007

On 7 November 2007, FSL Trust acquired two product tankers from Groda Shipping & Transportation Ltd. under a sale-leaseback arrangement for a total consideration of US$113.0 million via its wholly-owned special purpose companies. This acquisition was immediately accretive to FSL Trust's distribution, contributing an additional US0.188¢ for the quarter ended 31 December 2007.

The incremental lease rentals arising from the purchase and concurrent leaseback of three product tankers from James Fisher Everard Limited in June 2007 and two product tankers from Groda Shipping & Transportation Ltd. in November 2007 primarily lifted revenue by 31.4% to US$15.2 million against projection for the quarter under review.

Correspondingly, total operating expenses rose 24.5% to US$11.4 million, due mainly to increased depreciation from the additional acquired vessels.

Financing cost, which amounted to US$2.0 million, comprised mainly interest expense (US$1.7 million) incurred for the loans drawn to finance three product tankers from James Fisher Everard Limited in June 2007 and two product tankers from Groda Shipping & Transportation Ltd. in November 2007.

Against projection, net profit after tax fell by 14.3% to US$1.9 million. FSL Trust was capitalized solely by equity at its initial public offering. As new vessels are acquired and financed 100% by debt, the net profit of FSL Trust will fall as the periodic interest expense and depreciation expense relating to the acquired vessels exceed the lease rentals received. The profitability of FSL Trust will stabilize once the long-term capital structure of 1:1 debt to equity is achieved.

For the quarter under review, a total of US$12.1 million was available for distribution to unitholders. FSL Trust's policy is to apply 100% of the Net Distributable Amount to unitholders. Based on the total distributable amount of US$12.1 million, the DPU is US2.42¢, an increase of 13.6% over the projected DPU.

10. Outlook and Prospects

Management believes that the on-going global credit crisis is net beneficial for FSL Trust as ship operators are facing greater difficulty in raising conventional bank finance and as such are turning increasingly to alternative financing solutions including leasing. As a result of these developments, management has raised its annual acquisition target from US$200 million to US$300 million. Any near term acquisitions will continue to be funded exclusively by debt. The existing US$250 million credit facility remains about US$90 million undrawn. Given FSL Trust's long-term capital structure target of 1:1 for debt to equity, upon full drawing under the current credit facility, FSL Trust has incremental borrowing capacity of about US$200 million. Management foresees no problems in raising these incremental debt funds on competitive terms and expects to do so within the first quarter of 2008.

11. Distribution

(a) Current financial period

Any distributions declared for the current financial period	:	Yes
Amount	:	US$12,100,000
Distribution Period	:	1 October 2007 to 31 December 2007
Distribution Type	:	Cash, Tax-exempt Distribution
Distribution Rate	:	2.42 US Cents per unit
Par Value of units	:	Not applicable
Tax Rate	:	Distributions received by either Singapore tax resident Unitholders or non-Singapore tax resident Unitholders are exempt from Singapore income tax and also not subject to Singapore withholding tax. The Unitholders are not entitled to tax credits of any taxes paid by the Trustee-Manager of FSL Trust.

(b) Corresponding Period of the Immediately Preceding Financial Period

Any distributions declared for the previous corresponding period	:	Not applicable

(c)	**Date Payable**	:	22 February 2008
(d)	**Books closure date**	:	The Transfer Books and Register of FSL Trust will be closed at 5.00 p.m. on 24 January 2008 for the purposes of determining each Unitholder's entitlement to the Distribution. Unitholders whose Securities Accounts with The Central Depository (Pte) Limited ("CDP") are credited with units at 5.00 p.m. on 24 January 2008 will be entitled to the Distribution to be paid on 22 February 2008.
(e)	**Currency election procedures**	:	Unitholders whose units are held directly through CDP will receive their distribution in the Singapore dollar equivalent of the 2.42 US Cents declared. Unitholders who wish to receive the distribution in US dollars can do so by submitting a "Distribution Election Notice" to CDP by 11 February 2008.

12. If no distribution has been declared/recommended, a statement to that effect

Not applicable.

13. Confirmation by the Board

The Board of FSL Trust Management Pte. Ltd. as Trustee-Manager of First Ship Lease Trust, has confirmed that, to the best of their knowledge, nothing has come to their attention which may render the unaudited interim financial results of the Group for the quarter ended 31 December 2007 to be false or misleading in any material aspect.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, changes in operating expenses, trust expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
FSL TRUST MANAGEMENT PTE. LTD.
(COMPANY REGISTRATION NO. 200702265R)
AS TRUSTEE-MANAGER OF FIRST SHIP LEASE TRUST

Cheong Chee Tham
Director
16 January 2008

END